JACKSON L. MORRIS

Attorney at Law

Admitted in Florida and Georgia (inactive)

November 13, 2007
By EDGAR

Mark P. Shuman, Esq.
Divison of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:          Opticon Systems, Inc.
Commission File No.  000-52488
Registration on Form 10-SB, Amendment No. 4

Dear Shuman:

Thank you for your comments on Amendment No. 3 to the above referenced registration statement.  Submitted concurrently herewith are the following:

1.  Amendment No. 4.
2.  A marked copy of Amendment No. 4, in accordance with Reg. S-T, Item 310.
3.  A legal analysis as suggested by comment 1 in your comment letter dated November 7, 2007.

Form 1O-SB
Item 1. Description of Business, page 1
Our Corporate History and Organization, page 1:

Your comment 1  Please refer to your response dated September 27, 2007 relating to the satisfaction of CF Staff Legal Bulletin No. 3. It is not clear whether all of the shares issued to Hathaway have been held by for at least two years. Please provide us with the date that Opticon issued the additional 1,982,358 shares as a dividend to Hathaway, as indicated in your response

Response.  The date the dividend was declared was December 18, 2006.  Please see my attached letter for a legal analysis as suggested by your comment.

Risk Factors, page 12

Your comment 2.  Revise the first factor to include the statement that there are "no ongoing arrangements, understandings, commitments, or agreements for additional funding" and what this means to Opticon.

Response.  The additional language you have suggested has been added and the consequences to stockholders has been disclosed as the potential for “complete loss of their investment”.  The consequence to Opticon was previously included by disclosure of the potential for “ceasing operations”.

Form IO-KSB
Exhibits 31.1 and 31.2

Your comment 3.  Please confirm that you will revise future certifications filed as Exhibits 31.1 and
31.2 to include only the names of the certifying individuals in the opening sentences and deleting their titles. Please see Item 601(b)31 of Regulation S-B in this regard.

Response.  The titles of the certifying officers will be omitted from the certifications in future filings per Item 601(b)31 of Regulation S-B.

3116 West North A Street       ®       Tampa, Florida  33609-1544             ®             813–874–8854       ®       Cell 813–892–5969
Fax 800–310–1695       ®            e-mail: jmorris8@tampabay.rr.com; jackson.morris@rule144solution.com
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Mark P. Shuman, Esq.
Divison of Corporation Finance
November 13, 2007

Thank you for your review of this amendment.  Because the changes made by this amendment are minor and easily confirmed, the registrant hopes you will be able to review this amendment more promptly than previous amendments and have no further comments.

Very truly yours,

/s/  Jackson L. Morris
Jackson L. Morris

cc:  Opticon Systems, Inc.

3116 West North A Street       ®       Tampa, Florida  33609-1544             ®             813–874–8854       ®       Cell 813–892–5969
Fax 800–310–1695       ®            e-mail: jmorris8@tampabay.rr.com; jackson.morris@rule144solution.com
www.Rule144Solution.com